EXHIBIT 99.3

AMENDMENT TO WARRANT TO PURCHASE ORDINARY SHARES

THIS AMENDMENT TO THAT WARRANT TO PURCHASE ORDINARY SHARES (this “Amendment”) is made as of this 10th day of April 2024, by OIC Structured Equity Fund I GPFA Range, LLC, a Delaware limited liability company, and OIC Structured Equity Fund I Range, LLC, a Delaware limited liability company (together with their successors and permitted assigns, the “Holders”) and Carbon Revolution Public Limited Company, a public limited company incorporated in Ireland with registered number 607450 (the “Company”).

WHEREAS, on November 3, 2023 the Company issued to the Holders the Warrant No. 001 to purchase Ordinary Shares (the “Warrant”), and the Holders and the Company wish to amend the Warrant as set forth in this Amendment.

NOW, THEREFORE, in consideration of the foregoing, the terms and conditions set forth in this Amendment, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Company and Holders hereby agree as follows:

1.           Capitalized Terms.  Each capitalized term used but not otherwise defined in this Amendment shall have the meaning ascribed to such term in the Warrants.

2.	Amendments. The following amendments shall be effective as of the date hereof:

(a)         Section 1 of the Warrant is hereby amended by adding the following defined terms in alphabetical order with the other defined terms contained therein:

“Certificate of Designation” means the certificate of designation dated April 10, 2024, in which the board of directors of the Company, by unanimous resolution, resolved, in accordance with the Company Articles, to designate 50 of the Company’s authorized and unissued preferred shares with a nominal value of $0.0001 per share, as “Class B Preferred Shares”, with the rights, preferences, powers, privileges and restrictions, qualifications and limitations set out therein, as same may be amended from time to time.

“Class A Preferred Shares” means class A preferred shares with a nominal value of US$0.0001 each in the capital of the Company.

“Class B Preferred Shares” means class B preferred shares with a nominal value of US$0.0001 each in the capital of the Company having the rights, preferences, powers, privileges and restrictions, qualifications and limitations set out in the Certificate of Designation.

“New Warrant” means the Warrant to Purchase Ordinary Shares and all warrants issued in substitution for, or in replacement of, that Warrant in accordance with the terms thereof, issued on April 10, 2024.

“Reserve Account” shall have the meaning ascribed to such term in the Securities Purchase Agreement.

“Reserve Funds” shall have the meaning ascribed to such term in the Securities Purchase Agreement.

“Reserve Release Closing” shall have the meaning ascribed to such term in the Securities Purchase Agreement.

“Securities Purchase Agreement” means that certain Securities Purchase Agreement, dated as of September 21, 2023, by and between the Company and the Holders, as amended from time to time.

“Subsequent Closing” shall have the meaning ascribed to such term in the Securities Purchase Agreement.

(b)          Section 1 of the Warrant is hereby further amended by amending and restating the following defined terms contained therein:

“Fully-Diluted Basis” means, as of a specified time, the Company’s issued and outstanding share capital, calculated on a fully diluted basis, including: (i) all issued Ordinary Shares (excluding for such purposes any Ordinary Shares issued in exchange for TRCA Class A Ordinary Shares in connection with the Business Combination) as of immediately following the consummation of the Scheme Acquisition; (ii) (x) the Initial Equity Awards together with (y) all Ordinary Shares issued under any equity incentive or similar plan of the Company through the second anniversary of the closing of Business Combination and (z) all Ordinary Shares issuable pursuant to any award made under any equity incentive or similar plan if such Ordinary Shares underlying such award may be exercised, settled or converted on or prior to the second anniversary of the closing of Business Combination; (iii) all Ordinary Shares issuable upon the exercise or conversion of all then-outstanding Equity Interests other than Company Warrants (but including, for the avoidance of doubt, this Warrant and the New Warrant) as of immediately following the consummation of the Scheme Acquisition; and (iv) all Ordinary Shares that have been issued upon the cashless exercise or redemption of Company Warrants prior to the time of any calculation under this definition.

“Vested Warrant Percentage” means: (i) 12.49%; plus (ii) 5.00% multiplied by a percentage equal to (a) the aggregate amount of Reserve Funds, as the case may be, subscribed for Class A Preferred Shares, Class B Preferred Shares or such other class of preferred shares as may be issued by the Company as permitted under the Company Articles and for any associated warrants to subscribe for Ordinary Shares on a Reserve Release Closing on or prior to the date of determination, divided by (b) US$35,000,000; plus (iii) upon the earlier of (x) the date on which OIC has funded a Subsequent Closing and (y) the end of the Availability Period, 2.50%; provided, that, if OIC fails to fund a Subsequent Closing upon the satisfaction of the conditions set forth in Article 7 of the Securities Purchase Agreement, clause (iii) shall be null and void.”

(c)          Section 6(b) of the Warrant is hereby amended and restated as follows:

“(b)      Reservation of Ordinary Shares.  At all times while this Warrant remains exercisable pursuant to Section 2(a), the Company shall have authorized, reserved and kept available solely for the purpose of issuance upon exercise of this Warrant, the maximum number of Ordinary Shares issuable upon the exercise of the rights represented by this Warrant.  The Company shall take all such actions as may be reasonably necessary or appropriate to ensure that the Company may validly and legally issue fully paid and nonassessable shares of Ordinary Shares upon the exercise of this Warrant.  The Company shall not take any action that would cause the number of authorized but unissued Ordinary Shares to be less than the number of Ordinary Shares required to be reserved hereunder for issuance upon exercise of this Warrant.”

(d)          Section 7(e) of the Warrant is hereby amended and restated as follows:

2

“(e)      Maximum Percentage. Notwithstanding anything to the contrary contained herein, the Holders shall not be entitled to exercise this Warrant to the extent that such exercise would result in the Holders together with any other “attribution parties” collectively beneficially owning in the aggregate in excess of 4.99% (the “Maximum Percentage”) of the number of Ordinary Shares in issue and outstanding immediately after giving effect to such exercise; provided, however, that (i) the Maximum Percentage shall automatically increase to 9.99% if, at the time of such exercise, the Holders, together with any other “attribution parties,” file any Securities and Exchange Commission reports required as a result of such Holders and such other “attribution parties” collectively beneficially owning in the aggregate in excess of 4.99% of the number of Ordinary Shares in issue outstanding and (ii) at any time, upon not less than 61 days written notice to the Company, the Holders may increase or decrease the Maximum Percentage to any other percentage. For purposes of this Section 7(e), “attribution parties” means, the Holders, their respective affiliates and any other persons whose beneficial ownership of Ordinary Shares would be aggregated with the Holders’ for purposes of Section 13(d) of the Securities Exchange Act of 1934.”

3.          No Other Amendments.  Except as expressly amended as set forth in this Amendment, all terms and provisions of the Warrant shall remain unchanged and in full force and effect.

4.          Governing Law.  This Amendment shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of New York.

5.           Submission to Jurisdiction.  Any legal suit, action or proceeding arising out of or based upon this Amendment or the transactions contemplated hereby may be instituted in the federal courts of the United States of America or the courts of the State of New York in each case located in the City of New York, and each party hereto irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.  Service of process, summons, notice or other document by certified or registered mail to such party’s address set forth herein shall be effective service of process for any suit, action or other proceeding brought in any such court.  The parties hereto irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or any proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

6.         Counterparts.  This Amendment may be executed in any number of counterparts and be different parties to this Amendment in separate counterparts, including by way of electronic signature or the keeping of records in electronic form, each of which shall be of the same legal effect, validity and enforceability as a manually executed signature or the use of a paper-based recordkeeping systems, as the case may be, and each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same Amendment.

[Signature Pages to Follow]

3

IN WITNESS WHEREOF, the Company has caused this Amendment to that Warrant to Purchase Ordinary Shares to be executed by its duly authorized officer as of the date first set forth above.

CARBON REVOLUTION PUBLIC LIMITED COMPANY

By:	/s/ Jacob Dingle
	Name:	Jacob Dingle
	Title:	Director

[Signature Page to Warrant Amendment]

Agreed and Acknowledged:

OIC STRUCTURED EQUITY FUND I RANGE, LLC

By: OIC Structured Equity Fund I AUS, L.P., its sole member
By: OIC Structured Equity Fund I GP, L.P., its general partner
By: OIC Structured Equity Fund I Upper GP, LLC, its general partner

By:	/s/ Chris Leary
Name:	Chris Leary
Title:	Manager

OIC STRUCTURED EQUITY FUND I GPFA RANGE, LLC

By: OIC Structured Equity Fund I GPFA, L.P., its sole member
By: OIC Structured Equity Fund I GP, L.P., its general partner
By: OIC Structured Equity Fund I Upper GP, LLC, its general partner

By:	/s/ Chris Leary
Name:	Chris Leary
Title:	Manager

[Signature Page to Warrant Amendment]